                                                                   EXHIBIT 99(B)

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

             RESPONSIBILITIES FOR CONSOLIDATED FINANCIAL STATEMENTS

     The following consolidated financial statements of Hughes Electronics Corporation and subsidiaries were prepared by management which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on judgments of management.

     Management is further responsible for maintaining a system of internal accounting controls, designed to provide reasonable assurance that the books and records reflect the transactions of the companies and that its established policies and procedures are carefully followed. Perhaps the most important feature in the system of control is that it is continually reviewed for its effectiveness and is augmented by written policies and guidelines, the careful selection and training of qualified personnel, and a strong program of internal audit.

     Deloitte & Touche LLP, an independent auditing firm, is engaged to audit the consolidated financial statements of Hughes Electronics Corporation and subsidiaries and issue reports thereon. The audit is conducted in accordance with generally accepted auditing standards which comprehend the consideration of internal accounting controls and tests of transactions to the extent necessary to form an independent opinion on the financial statements prepared by management. The Independent Auditors' Report appears on the next page.

     The Board of Directors, through its Audit Committee, is responsible for assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements and engaging the independent auditors. The Committee reviews the scope of the audits and the accounting principles being applied in financial reporting. The independent auditors, representatives of management, and the internal auditors meet regularly (separately and jointly) with the Committee to review the activities of each, to ensure that each is properly discharging its responsibilities, and to assess the effectiveness of the system of internal accounting controls. It is management's conclusion that the system of internal accounting controls at December 31, 1995 provides reasonable assurance that the books and records reflect the transactions of the companies and that its established policies and procedures are complied with. To ensure complete independence, Deloitte & Touche LLP has full and free access to meet with the Committee, without management representatives present, to discuss the results of the audit, the adequacy of internal accounting controls, and the quality of the financial reporting.


/s/ C. MICHAEL ARMSTRONG        /s/ CHARLES H. NOSKI            /s/ ROXANNE S. AUSTIN
- ----------------------------    ---------------------------     ----------------------------
C. Michael Armstrong            Charles H. Noski                Roxanne S. Austin
Chairman of the Board and       Senior Vice President and       Vice President and
Chief Executive Officer         Chief Financial Officer         Controller


                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                          INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of Hughes Electronics Corporation:

     We have audited the Consolidated Balance Sheet of Hughes Electronics Corporation and subsidiaries as of December 31, 1995 and 1994 and the related Consolidated Statement of Income and Available Separate Consolidated Net Income and Consolidated Statement of Cash Flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of Hughes Electronics Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Hughes Electronics Corporation and subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, effective January 1, 1994 Hughes Electronics Corporation changed its method of accounting for postemployment benefits.

/s/ DELOITTE & TOUCHE LLP
- --------------------------------------
DELOITTE & TOUCHE LLP

Los Angeles, California
January 29, 1996

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF INCOME AND
                   AVAILABLE SEPARATE CONSOLIDATED NET INCOME

                                                                    YEARS ENDED DECEMBER 31,
                                                               -----------------------------------
                                                                 1995         1994         1993
                                                               ---------    ---------    ---------
                                                                   (DOLLARS IN MILLIONS EXCEPT
                                                                       PER SHARE AMOUNTS)
Revenues
Net sales
  Outside customers.........................................   $ 9,528.8    $ 9,108.7    $ 9,062.8
  General Motors and affiliates (Note 2)....................     5,185.5      4,953.6      4,387.4
Other income -- net.........................................        57.5         37.1         67.3
                                                               ---------    ---------    ---------
Total Revenues..............................................    14,771.8     14,099.4     13,517.5
                                                               ---------    ---------    ---------
Costs and Expenses
Cost of sales and other operating charges, exclusive of
  items listed below (Note 2)...............................    11,325.1     10,943.4     10,557.5
Selling, general, and administrative expenses...............     1,234.2      1,018.3        929.1
Depreciation and amortization...............................       487.7        470.2        503.5
Amortization of GM purchase accounting adjustments related
  to Hughes Aircraft Company (Note 1).......................       123.4        123.8        123.8
Interest expense -- net.....................................         7.5         15.1         33.2
                                                               ---------    ---------    ---------
Total Costs and Expenses....................................    13,177.9     12,570.8     12,147.1
                                                               ---------    ---------    ---------
Income before Income Taxes..................................     1,593.9      1,528.6      1,370.4
Income taxes (Note 6).......................................       645.6        572.8        572.6
                                                               ---------    ---------    ---------
Income before cumulative effect of accounting change........       948.3        955.8        797.8
Cumulative effect of accounting change (Note 1).............          --        (30.4)          --
                                                               ---------    ---------    ---------
Net Income..................................................       948.3        925.4        797.8
Adjustments to exclude the effect of GM purchase accounting
  adjustments related to Hughes Aircraft Company (Notes 1
  and 7)....................................................       159.5        123.8        123.8
                                                               ---------    ---------    ---------
Earnings Used for Computation of Available Separate
  Consolidated Net Income...................................   $ 1,107.8    $ 1,049.2    $   921.6
                                                               =========    =========    =========
Available Separate Consolidated Net Income (Note 7)
     Average number of shares of General Motors Class H
       Common Stock outstanding (in millions) (Numerator)...        95.5         92.1         88.6
     Class H dividend base (in millions) (Denominator)......       399.9        399.9        399.9
     Available Separate Consolidated Net Income.............      $264.6       $241.6       $204.5
                                                               =========    =========    =========
Earnings Attributable to General Motors Class H Common Stock
  on a Per Share Basis (Note 7)
     Before cumulative effect of accounting change..........       $2.77        $2.70        $2.30
     Cumulative effect of accounting change (Note 1)........          --        (0.08)          --
                                                                   -----        -----        -----
     Net earnings attributable to General Motors Class H           $2.77        $2.62        $2.30
       Common Stock.........................................       =====        =====        =====

Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                               DECEMBER 31,
                                                                          ----------------------
                                                                            1995         1994
                                                                          ---------    ---------
                                                                           (DOLLARS IN MILLIONS
                                                                             EXCEPT PER SHARE
                                                                                 AMOUNT)
                                ASSETS
Current Assets
Cash and cash equivalents (Note 1).....................................   $ 1,139.5    $ 1,501.8
Accounts and notes receivable
  Trade receivables (less allowances)..................................     1,235.6      1,039.5
  General Motors and affiliates (Note 2)...............................       146.7        153.9
Contracts in process, less advances and progress payments of $1,327.2
  and $2,311.2.........................................................     2,469.2      2,265.4
Inventories (less allowances) (Note 1).................................     1,225.5      1,087.9
Prepaid expenses, including deferred income taxes of $484.4 and
  $89.0................................................................       594.3        195.1
                                                                          ---------    ---------
       Total Current Assets............................................     6,810.8      6,243.6
                                                                          ---------    ---------
Property-Net (Notes 8 and 9)...........................................     2,739.2      2,611.8
                                                                          ---------    ---------
Telecommunications and Other Equipment, net of accumulated depreciation
  of $274.5 and $198.0.................................................     1,175.1      1,071.7
                                                                          ---------    ---------
Intangible Assets, net of amortization of $1,415.1 and $1,276.7 (Note
  1)...................................................................     3,573.7      3,271.3
                                                                          ---------    ---------
Investments and Other Assets, including deferred income taxes of $47.3
  and $214.0 -- principally at cost (less allowances)..................     1,675.6      1,652.1
                                                                          ---------    ---------
       Total Assets....................................................   $15,974.4    $14,850.5
                                                                          =========    =========
                 LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
Accounts payable
  Outside..............................................................   $   748.7    $   779.9
  General Motors and affiliates (Note 2)...............................        52.2         80.5
Advances on contracts..................................................       893.7        645.1
Notes and loans payable (Note 9).......................................       432.5        125.7
Income taxes payable (Note 6)..........................................       190.8         31.4
Accrued liabilities (Note 10)..........................................     1,990.9      1,885.5
                                                                          ---------    ---------
       Total Current Liabilities.......................................     4,308.8      3,548.1
                                                                          ---------    ---------
Long-Term Debt and Capitalized Leases (Note 9).........................       258.8        353.5
                                                                          ---------    ---------
Postretirement Benefits Other Than Pensions (Note 5)...................     1,610.6      1,541.4
                                                                          ---------    ---------
Other Liabilities and Deferred Credits.................................     1,270.5      1,431.7
                                                                          ---------    ---------
Stockholder's Equity (Note 11)
  Capital stock (outstanding, 1,000 shares, $0.10 par value) and
     additional paid-in capital........................................     6,338.1      6,326.5
  Net income retained for use in the business..........................     2,323.9      1,743.6
                                                                          ---------    ---------
       Subtotal........................................................     8,662.0      8,070.1
  Minimum pension liability adjustment.................................      (108.6)       (76.1)
  Accumulated foreign currency translation adjustments.................       (27.7)       (18.2)
                                                                          ---------    ---------
       Total Stockholder's Equity......................................     8,525.7      7,975.8
                                                                          ---------    ---------
       Total Liabilities and Stockholder's Equity......................   $15,974.4    $14,850.5
                                                                          =========    =========

Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                      YEARS ENDED DECEMBER 31,
                                                                  --------------------------------
                                                                    1995        1994        1993
                                                                  --------    --------    --------
                                                                       (DOLLARS IN MILLIONS)
Cash Flows from Operating Activities
  Income before cumulative effect of accounting change.........   $  948.3    $  955.8    $  797.8
  Adjustments to reconcile income before cumulative effect of accounting change to net cash provided by operating
  activities
     Depreciation and amortization.............................      487.7       470.2       503.5
     Amortization and adjustment of GM purchase accounting
       adjustments related to Hughes Aircraft Company..........      159.5       123.8       123.8
     Pension expense (credit), net of cash contributions.......      (51.9)       20.3       (25.6)
     Provision for postretirement benefits other than pensions,
       net of cash payments....................................       43.5        78.4        91.0
     Net loss on sale of property..............................        6.1        14.3        36.1
     Net gain on sale of investments and businesses............      (12.9)       (3.6)      (50.3)
     Change in deferred income taxes and other*................     (150.1)      (60.1)      207.1
     Change in other operating assets and liabilities
       Accounts receivable.....................................     (147.3)     (238.1)     (153.7)
       Contracts in process....................................     (186.2)      111.4        70.9
       Inventories.............................................     (160.1)      (27.5)      104.6
       Prepaid expenses........................................       (3.0)      (15.2)        3.4
       Accounts payable........................................      (92.0)       25.8        81.5
       Income taxes............................................      160.4       (70.7)       30.1
       Accrued and other liabilities...........................      257.0       (28.2)     (143.5)
       Other*..................................................     (272.8)       20.2      (183.2)
                                                                  --------    --------    --------
Net Cash Provided by Operating Activities......................      986.2     1,376.8     1,493.5
                                                                  --------    --------    --------
Cash Flows from Investing Activities
  Investment in companies, net of cash acquired................     (309.5)       (7.0)     (149.3)
  Expenditures for property and special tools..................     (545.7)     (490.5)     (448.9)
  Increase in telecommunications and other equipment...........     (198.9)     (351.9)     (230.3)
  Proceeds from disposal of property...........................       50.6        90.6       115.0
  Proceeds from sale of investments and businesses.............      127.2         3.6       281.6
  (Increase) decrease in notes receivable......................      (13.6)      206.9         7.6
                                                                  --------    --------    --------
Net Cash Used in Investing Activities..........................     (889.9)     (548.3)     (424.3)
                                                                  --------    --------    --------
Cash Flows from Financing Activities
  Net decrease in notes and loans payable......................      (80.9)       (2.1)     (189.4)
  Increase in long-term debt...................................       28.0         7.5        84.0
  Decrease in long-term debt...................................      (37.7)      (20.8)     (369.8)
  Cash dividends paid to General Motors........................     (368.0)     (320.0)     (288.0)
                                                                  --------    --------    --------
Net Cash Used in Financing Activities..........................     (458.6)     (335.4)     (763.2)
                                                                  --------    --------    --------
Net (decrease) increase in cash and cash equivalents...........     (362.3)      493.1       306.0
Cash and cash equivalents at beginning of the year.............    1,501.8     1,008.7       702.7
                                                                  --------    --------    --------
Cash and cash equivalents at end of the year...................   $1,139.5    $1,501.8    $1,008.7
                                                                  ========    ========    ========

- -------------------------
* 1994 amounts exclude the effect of accounting change.

Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND CONSOLIDATION

     The consolidated financial statements include the accounts of Hughes Electronics Corporation (formerly GM Hughes Electronics Corporation) (Hughes) and its domestic and foreign subsidiaries that are more than 50% owned, principally Hughes Aircraft Company and Delco Electronics Corporation (Delco Electronics). Investments in associated companies in which at least 20% of the voting securities is owned are accounted for under the equity method of accounting.

     Effective December 31, 1985, General Motors Corporation (General Motors or
GM) acquired Hughes Aircraft Company and its subsidiaries for $2.7 billion in cash and cash equivalents and 100 million shares of GM Class H common stock having an estimated value of $2,561.9 million, which carried certain guarantees.

     On February 28, 1989, GM and the Howard Hughes Medical Institute (Institute) reached an agreement to terminate GM's then-existing guarantee obligations with respect to the Institute's holding of GM Class H common stock. Under terms of the agreement as amended, the Institute received put options exercisable under most circumstances at $30 per share on March 1, 1991, 1992, 1993, and 1995 for 20 million, 10 million, 10.5 million, and 15 million shares, respectively. The Institute exercised these put options at $30 per share on March 1, 1991, March 2, 1992, and March 1, 1993. On February 15, 1995, GM and the Institute entered into an agreement under which GM assisted the Institute in selling 15 million shares of GM Class H common stock at $38.50 per share. The March 1, 1995 put option expired unexercised.

     The acquisition of Hughes Aircraft Company was accounted for as a purchase. The purchase price exceeded the net book value of Hughes Aircraft Company by $4,244.7 million, which was assigned as follows: $500.0 million to patents and related technology, $125.0 million to the future economic benefits to GM of the Hughes Aircraft Company Long-Term Incentive Plan (LTIP), and $3,619.7 million to other intangible assets, including goodwill. The amounts assigned to patents and related technology are being amortized on a straight-line basis over 15 years and other intangible assets, including goodwill, over 40 years. The amount assigned to the future economic benefits of the LTIP was fully amortized in 1990.

     For the purpose of determining earnings per share and amounts available for dividends on the common stocks of General Motors, the amortization and disposal, if any, of these intangible assets is charged against earnings attributable to GM $1 2/3 par value common stock and amounted to $159.5 million, $123.8 million, and $123.8 million in 1995, 1994, and 1993, respectively. The 1995 amount included a $36.1 million charge, included in other income, for the write-off of such purchase accounting adjustments related to the disposition of certain non-strategic business units.

     The earnings of Hughes and its subsidiaries since the acquisition of Hughes Aircraft Company form the base from which any dividends on the GM Class H common stock are declared. These earnings include income earned from sales to GM and its affiliates, but exclude purchase accounting adjustments (see Notes 2 and 7).

USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

REVENUE RECOGNITION

     Sales to General Motors and affiliates and to outside customers not pursuant to long-term contracts are generally recognized as products are shipped or services are rendered. Sales under long-term contracts are primarily recognized using the percentage-of-completion (cost-to-cost) method of accounting. Under this method, sales are recorded equivalent to costs incurred plus a portion of the profit expected to be realized, determined based on the ratio of costs incurred to estimated total costs at completion. Sales under certain commercial long-term contracts are recognized using the units-of-delivery method.

     Profits expected to be realized on long-term contracts are based on estimates of total sales value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are recorded in the accounting period in which the revisions are made. Estimated losses on contracts are recorded in the period in which they are identified.

     Certain contracts contain cost or performance incentives which provide for increases in profits for surpassing stated objectives and decreases in profits for failure to achieve such objectives. Amounts associated with incentives are included in estimates of total sales values when there is sufficient information to relate actual performance to the objectives.

CASH FLOWS

     Cash equivalents consist of highly liquid investments purchased with original maturities of 90 days or less.

     Net cash provided by operating activities reflects cash payments for interest and income taxes as follows:

                                                             1995        1994        1993
                                                            ------      ------      ------
                                                                (DOLLARS IN MILLIONS)
        Interest.........................................   $ 37.5      $ 40.7      $ 72.5
                                                            ======      ======      ======
        Income taxes.....................................   $634.2      $686.2      $245.0
                                                            ======      ======      ======

ACCOUNTS RECEIVABLE AND CONTRACTS IN PROCESS

     Trade receivables are principally related to long-term contracts and programs. Amounts billed under retainage provisions of contracts are not significant, and substantially all amounts are collectible within one year.

     Contracts in process are stated at costs incurred plus estimated profit, less amounts billed to customers and advances and progress payments applied. Engineering, tooling, manufacturing, and applicable overhead costs, including administrative, research and development, and selling expenses, are charged to costs and expenses when incurred. Contracts in process include amounts relating to contracts with long production cycles, and $400.9 million of the 1995 amount is expected to be billed after one year. Contracts in process in 1995 also include approximately $61.9 million relating to claims, requests for equitable adjustments, and amounts withheld pending negotiation or settlement with customers. Under certain contracts with the U.S. Government, progress payments are received based on costs incurred on the respective contracts. Title to the inventories related to such contracts (included in contracts in process) vests with the U.S. Government.

INVENTORIES

     Inventories are stated at the lower of cost or market principally using the first-in, first-out (FIFO) or average cost methods.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                                                                     1995          1994
                                                                   --------      --------
                                                                   (DOLLARS IN MILLIONS)
        MAJOR CLASSES OF INVENTORIES
        Productive material, work in process, and supplies......   $1,060.4      $  968.0
        Finished product........................................      165.1         119.9
                                                                   --------      --------
             Total..............................................   $1,225.5      $1,087.9
                                                                   ========      ========

PROPERTY AND DEPRECIATION

     Property is carried at cost. Depreciation of property is provided for based on estimated useful lives (3 to 45 years) generally using accelerated methods.

TELECOMMUNICATIONS AND OTHER EQUIPMENT

     Telecommunications and other equipment includes satellite transponders and other equipment subject to operating leases or service agreements. Such equipment is carried at Hughes' direct and indirect manufacturing cost and is amortized over the estimated useful lives (7 to 23 years) using the straight-line method. The net book value of equipment subject to operating leases was $299.8 million and $452.9 million at December 31, 1995 and 1994, respectively.

INTANGIBLE ASSETS

     Intangible assets, principally the excess of cost over the fair value of identifiable net assets of purchased businesses, are amortized using the straight-line method over periods not exceeding 40 years. Hughes periodically evaluates the recoverability of goodwill and other intangible assets by assessing whether the unamortized intangible asset can be recovered over its remaining life through undiscounted cash flows generated by underlying tangible assets.

INCOME TAXES

     The provision for income taxes is based on reported income before income taxes. Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as measured by applying currently enacted tax laws. Provision has been made for U.S. Federal income taxes to be paid on that portion of the undistributed earnings of foreign subsidiaries that has not been deemed permanently reinvested.

     Hughes and its domestic subsidiaries join with General Motors in filing a consolidated U.S. Federal income tax return. The portion of the consolidated income tax liability recorded by Hughes is generally equivalent to the liability it would have incurred on a separate return basis.

RESEARCH AND DEVELOPMENT

     Expenditures for research and development are charged to costs and expenses as incurred and amounted to $761.7 million in 1995, $699.3 million in 1994, and $612.1 million in 1993.

FINANCIAL INSTRUMENTS

     Hughes enters into foreign exchange-forward contracts to reduce its exposure to fluctuations in foreign exchange rates. Foreign exchange-forward contracts are accounted for as hedges to the extent they are designated as, and are effective as, hedges of firm foreign currency commitments.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

FOREIGN CURRENCY TRANSACTIONS

     Foreign currency transaction net gains (losses) included in consolidated operating results amounted to $(0.5) million in 1995, $(4.2) million in 1994, and $2.4 million in 1993.

MARKET CONCENTRATIONS

     Sales under United States Government contracts were 35.5%, 37.6%, and 44.2% of net sales in 1995, 1994, and 1993, respectively. Hughes has reduced its vulnerability to reductions in U.S. defense spending by diversifying its customer base and product lines with an emphasis on international markets and non-defense government agencies.

     Sales to General Motors and affiliates, consisting of various automotive electronic component parts, comprised approximately 35.2% of net sales in 1995 and 1994, and 32.6% in 1993.

NEW ACCOUNTING STANDARDS

     In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, effective for transactions entered into in fiscal years beginning after December 15, 1995. As permitted by SFAS No. 123, Hughes expects to continue to apply its current accounting policy under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and include the necessary disclosures in its 1996 financial statements.

     In March 1995, the FASB issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which is required to be adopted for fiscal years beginning after December 15, 1995. This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The cumulative effect of this accounting change as of January 1, 1996 is not expected to be material.

ACCOUNTING CHANGES

     Effective January 1, 1994, Hughes adopted SFAS No. 112, Employers' Accounting for Postemployment Benefits. The Statement requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. The unfavorable cumulative effect of adopting this Standard was $30.4 million, net of income taxes of $19.2 million, or $0.08 per share of GM Class H common stock. The charge primarily related to extended disability benefits which are accrued on a service-driven basis.

NOTE 2. RELATED-PARTY TRANSACTIONS

SALES, PURCHASES, AND ADMINISTRATIVE EXPENSES

     The amounts due from and to GM and affiliates result from sales of products to and purchases of materials and services from units controlled by GM. Purchases from GM and affiliates, including computer systems services provided by Electronic Data Systems Corporation, a wholly-owned subsidiary of GM, and common administrative expenses allocated by GM, amounted to approximately $233.7 million, $257.1 million, and $285.9 million in 1995, 1994, and 1993, respectively.

INCENTIVE PLANS

     Certain eligible employees of Hughes participate in various incentive plans of GM and its subsidiaries.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

NOTE 3. INCENTIVE PLAN

     Under the Hughes Electronics Corporation Incentive Plan (the Plan), as approved by the GM Board of Directors in 1987, 1992, and 1995, shares, rights, or options to acquire up to 20 million shares of GM Class H common stock may be granted through May 31, 1997.

     The GM Executive Compensation Committee may grant options and other rights to acquire shares of GM Class H common stock under the provisions of the Plan. The option price is equal to 100% of the fair market value of GM Class H common stock on the date the options are granted. These nonqualified options generally expire 10 years from the dates of grant and are subject to earlier termination under certain conditions.

     Changes in the status of outstanding options were as follows:

                                                                        OPTION        SHARES UNDER
GM CLASS H COMMON STOCK                                                 PRICES           OPTION
- ------------------------------------------------------------------   -------------    ------------
Outstanding at January 1, 1993....................................   $17.07-$30.25      6,516,755
Granted...........................................................    28.00- 28.56      2,027,260
Exercised.........................................................    17.07- 30.25     (1,960,162)
Terminated........................................................    17.07- 30.25       (217,845)
                                                                     -------------     ----------
Outstanding at December 31, 1993..................................    17.07- 30.25      6,366,008
Granted...........................................................           36.75      1,612,640
Exercised.........................................................    17.07- 30.25       (712,107)
Terminated........................................................    17.07- 36.75       (202,220)
                                                                     -------------     ----------
Outstanding at December 31, 1994..................................    17.07- 36.75      7,064,321
Granted...........................................................           39.94      1,537,350
Exercised.........................................................    17.07- 36.75     (1,929,393)
Terminated........................................................    28.00- 36.75        (14,425)
                                                                     -------------     ----------
Outstanding at December 31, 1995..................................   $17.07-$39.94      6,657,853
                                                                     =============     ==========

     Options for 4,422,618 shares of GM Class H common stock were exercisable at December 31, 1995, and the maximum number of shares for which additional options and other rights may be granted under the Plan was 3,905,786 shares.

NOTE 4. PENSION PROGRAMS

     Hughes' total pension expense (credit) amounted to $39.0 million in 1995, $54.9 million in 1994, and $(8.1) million in 1993.

     Substantially all the employees of Delco Electronics participate in the defined benefit pension plans of General Motors. Plans covering represented employees generally provide benefits of negotiated stated amounts for each year of service as well as significant supplemental benefits for employees who retire with 30 years of service before normal retirement age. The benefits provided by the plans covering salaried employees are generally based on years of service and the employee's salary history. Certain nonqualified pension plans covering executives are based on targeted wage replacement percentages and are unfunded. The accumulated plan benefit obligation and plan net assets for the employees of Delco Electronics are not determined separately; however, GM charged Delco Electronics $50.9 million, $93.3 million, and $69.8 million for benefits earned by these employees in 1995, 1994, and 1993, respectively.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

     Substantially all of Hughes' non-automotive employees are covered by Hughes' contributory and non-contributory defined benefit retirement plans. Benefits are based on years of service and compensation earned during a specified period of time before retirement. Additionally, an unfunded, nonqualified pension plan covers certain executives. The net pension credit, related to these plans covering non-automotive employees, included the components shown below:

                                                                    1995        1994       1993
                                                                  ---------    -------    -------
                                                                       (DOLLARS IN MILLIONS)
Benefits earned during the year................................   $   110.5    $ 146.7    $ 121.1
Interest accrued on benefits earned in prior years.............       403.6      377.0      369.1
Actual return on assets........................................    (1,198.3)    (104.7)    (953.7)
Net amortization and deferral..................................       672.3     (457.4)     385.6
                                                                  ---------    -------    -------
     Net pension credit........................................   $   (11.9)   $ (38.4)   $ (77.9)
                                                                  =========    =======    =======

     Costs are actuarially determined using the projected unit credit method and are funded in accordance with U.S. Government cost accounting standards to the extent such costs are tax-deductible. SFAS No. 87, Employers' Accounting for Pensions, requires the recognition of an additional liability to increase the amounts recorded up to the unfunded accumulated benefit obligation. The adjustment required to recognize the minimum pension liability required by SFAS No. 87 is recorded as an intangible asset to the extent of unrecognized prior service cost and the remainder, net of applicable deferred income taxes, is recorded as a reduction of Stockholder's Equity. At December 31, 1995 and 1994, the additional minimum pension liability recorded was $204.9 million and $152.4 million, respectively, of which $108.6 million and $76.1 million, respectively, was recorded as a reduction of Stockholder's Equity.

     Plan assets are invested primarily in listed common stock, cash and short-term investment funds, U.S. Government securities, and other investments.

     The weighted average discount rates used in determining the actuarial present values of the projected benefit obligation shown in the table on the next page were 7.25% and 8.75% at December 31, 1995 and 1994, respectively. The rate of increase in future compensation levels was 5.0% in 1995 and 1994. The expected long-term rate of return on assets used in determining pension cost was 9.5% for 1995 and 9.75% for 1994.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

     The following table sets forth the funded status of the Hughes non-automotive employee plans and the amounts included in the Consolidated Balance Sheet.

                                                                          DECEMBER 31,
                                                          --------------------------------------------
                                                                  1995                    1994
                                                          --------------------    --------------------
                                                           ASSETS      ACCUM.      ASSETS      ACCUM.
                                                           EXCEED     BENEFITS     EXCEED     BENEFITS
                                                           ACCUM.      EXCEED      ACCUM.      EXCEED
                                                          BENEFITS     ASSETS     BENEFITS     ASSETS
                                                          --------    --------    --------    --------
                                                                     (DOLLARS IN MILLIONS)
Actuarial present value of benefits based on service
  to date and present pay levels
  Vested...............................................   $4,685.3    $  327.5    $3,572.5    $  195.9
  Nonvested............................................      225.6         4.7       337.9         0.9
                                                          --------     -------    --------     -------
Accumulated benefit obligation.........................    4,910.9       332.2     3,910.4       196.8
Additional amounts related to projected pay
  increases............................................      456.7        11.0       438.1        22.4
                                                          --------     -------    --------     -------
Total projected benefit obligation based on service to
  date.................................................    5,367.6       343.2     4,348.5       219.2
Plan assets at fair value..............................    6,397.7        65.9     5,717.4          --
                                                          --------     -------    --------     -------
Plan assets in excess of (less than) projected
  benefit obligation...................................    1,030.1      (277.3)    1,368.9      (219.2)
Unamortized net amount resulting from changes in plan
  experience and actuarial assumptions.................      173.3       193.3      (152.4)      150.2
Unamortized net asset at date of adoption..............     (161.9)         --      (217.3)         --
Unamortized net amount resulting from changes in plan
  provisions...........................................      (13.8)       22.6       (14.2)       24.6
Adjustment for unfunded pension liabilities............         --      (204.9)         --      (152.4)
                                                          --------     -------    --------     -------
Net prepaid pension cost (accrued liability)...........   $1,027.7    $ (266.3)   $  985.0    $ (196.8)
                                                          ========     =======    ========     =======

NOTE 5.  OTHER POSTRETIREMENT BENEFITS

     Substantially all of the employees of Delco Electronics participate in various postretirement medical, dental, vision, and life insurance plans of General Motors. Hughes maintains a program for eligible non-automotive retirees to participate in health care and life insurance benefits generally until they reach age 65. Qualified employees who elected to participate in the Hughes contributory defined benefit pension plans may become eligible for these benefits if they retire from Hughes between the ages of 55 and 65.

     The total non-pension postretirement benefit cost of Hughes and its subsidiaries included the components set forth as follows:

                                                                        1995      1994      1993
                                                                       ------    ------    ------
                                                                         (DOLLARS IN MILLIONS)
Benefits earned during the year.....................................   $ 33.9    $ 50.1    $ 49.2
Interest accrued on benefits earned in prior years..................    123.3     130.3     127.2
Net amortization....................................................    (16.5)      7.6        --
                                                                       ------    ------    ------
     Total non-pension postretirement benefit cost..................   $140.7    $188.0    $176.4
                                                                       ======    ======    ======

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

     The following table displays the components of Hughes' obligation recognized for postretirement benefit plans included in the Consolidated Balance
Sheet:

                                                                              DECEMBER 31,
                                                                         ----------------------
                                                                           1995          1994
                                                                         --------      --------
                                                                         (DOLLARS IN MILLIONS)
Accumulated postretirement benefit obligation attributable to
  Current retirees....................................................   $  857.1      $  816.6
  Fully eligible active plan participants.............................      221.1         191.9
  Other active plan participants......................................      547.5         576.6
                                                                         --------      --------
Accumulated postretirement benefit obligation.........................    1,625.7       1,585.1
Unrecognized net amount resulting from changes in plan experience and
  actuarial assumptions...............................................       62.4          44.7
                                                                         --------      --------
Net postretirement benefit obligation.................................    1,688.1       1,629.8
Less current portion..................................................       77.5          88.4
                                                                         --------      --------
Net long-term postretirement benefit obligation.......................   $1,610.6      $1,541.4
                                                                         ========      ========

     The assumed weighted average discount rates used in determining the actuarial present value of the accumulated postretirement benefit obligation were 7.25% and 8.57% at December 31, 1995 and 1994, respectively. The assumed weighted average rate of increase in future compensation levels related to pay-related life insurance benefits was 4.4% at December 31, 1995 and 4.6% at December 31, 1994.

     The assumed weighted average health care cost trend rate was 7.78% in 1995, increasing to 7.91% in 1996 and decreasing linearly each successive year until it reaches 5.18% in 2006, after which it remains constant. A one percentage point increase in each year of this annual trend rate would increase the accumulated postretirement benefit obligation at December 31, 1995 by approximately $171 million, and increase the service and interest cost components of the 1995 postretirement benefit expense by approximately $18 million.

     Hughes has disclosed in the consolidated financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations", "liabilities", or "obligations". Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

NOTE 6. INCOME TAXES

     The income tax provision consisted of the following:

                                                                        1995      1994      1993
                                                                       ------    ------    ------
                                                                         (DOLLARS IN MILLIONS)
Taxes currently payable
  U.S. Federal......................................................   $664.6    $532.2    $222.0
  Foreign...........................................................     13.4      10.3      10.7
  U.S. state and local..............................................    138.4     100.5      94.3
                                                                       ------    ------    ------
     Total..........................................................    816.4     643.0     327.0
                                                                       ------    ------    ------
Deferred tax (assets) liabilities -- net
  U.S. Federal......................................................   (130.0)    (62.2)    229.7
  Foreign...........................................................      2.0       1.3        --
  U.S. state and local..............................................    (42.8)     (9.3)     15.9
                                                                       ------    ------    ------
     Total..........................................................   (170.8)    (70.2)    245.6
                                                                       ------    ------    ------
          Total income tax provision................................   $645.6    $572.8*   $572.6
                                                                       ======    ======    ======

- -------------------------
* Excluding effect of accounting change.

     The deferred income tax benefit in 1994 included a $63.0 million credit that resulted from an adjustment to the beginning of the year valuation allowance because of a change in circumstances with respect to Hughes' ability to realize the benefit from a capital loss carryforward.

     Income before income taxes included the following components:

                                                                    1995        1994        1993
                                                                  --------    --------    --------
                                                                       (DOLLARS IN MILLIONS)
U.S. income....................................................   $1,494.7    $1,448.1    $1,286.7
Foreign income.................................................       99.2        80.5        83.7
                                                                  --------    --------    --------
  Total........................................................   $1,593.9    $1,528.6    $1,370.4
                                                                  ========    ========    ========

     The consolidated income tax provision was different than the amount computed using the U.S. statutory income tax rate for the reasons set forth in the following table:

                                                                        1995      1994      1993
                                                                       ------    ------    ------
                                                                         (DOLLARS IN MILLIONS)
Expected tax at U.S. statutory income tax rate......................   $557.9    $535.0    $479.5
U.S. state and local income taxes...................................     62.2      59.3      70.1
Purchase accounting adjustments.....................................     55.8      43.3      43.3
Foreign sales corporation tax benefit...............................    (22.2)    (19.2)    (11.2)
Change in valuation allowance.......................................       --     (63.0)       --
Deferred tax impact of U.S. Federal income tax rate change..........       --        --     (10.0)
Other...............................................................     (8.1)     17.4       0.9
                                                                       ------    ------    ------
  Consolidated income tax provision.................................   $645.6    $572.8*   $572.6
                                                                       ======    ======    ======

- -------------------------
  Certain amounts for 1994 and 1993 have been reclassified to conform with the 1995 presentation.

* Excluding effect of accounting change.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

     Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities were as follows:

                                                                            DECEMBER 31,
                                                         --------------------------------------------------
                                                                  1995                       1994
                                                         -----------------------    -----------------------
                                                         DEFERRED     DEFERRED      DEFERRED     DEFERRED
                                                           TAX           TAX          TAX           TAX
                                                          ASSETS     LIABILITIES     ASSETS     LIABILITIES
                                                         --------    -----------    --------    -----------
                                                                       (DOLLARS IN MILLIONS)
Postretirement benefits other than pensions...........   $  704.9     $       --    $  695.3     $       --
Profits on long-term contracts........................      384.5          203.5       259.3          417.3
Leveraged leases......................................       74.9             --        86.7             --
Employee benefit programs.............................      185.2          393.3       173.1          372.9
Depreciation..........................................         --          479.5          --          399.4
Special provision for restructuring...................       56.4             --       151.8             --
Other.................................................      445.2          220.3       356.3          215.6
                                                         --------       --------    --------       --------
  Subtotal............................................    1,851.1        1,296.6     1,722.5        1,405.2
Valuation allowance...................................      (22.8)            --       (16.1)            --
                                                         --------       --------    --------       --------
Total deferred taxes..................................   $1,828.3     $  1,296.6    $1,706.4     $  1,405.2
                                                         ========       ========    ========       ========

- -------------------------
Certain amounts for 1994 have been reclassified to conform with the 1995 presentation.

     Provision has been made for U.S. Federal income taxes to be paid on that portion of the undistributed earnings of foreign subsidiaries that has not been deemed permanently reinvested. At December 31, 1995 and 1994, undistributed earnings of foreign subsidiaries amounted to approximately $397.4 million and $311.4 million, respectively. Repatriation of all accumulated foreign earnings would have resulted in tax liabilities of $110.3 million and $90.3 million, respectively, for which Hughes has provided deferred tax liabilities of $82.8 million and $66.2 million, respectively.

     At December 31, 1995, Hughes had $34.9 million of foreign operating loss carryforwards which expire in varying amounts between 1996 and 2000. The valuation allowance includes a provision for all of the foreign operating loss carryforwards. In addition, Hughes had $89.5 million of capital loss carryforwards, of which $51.3 million will expire in 1998 and $38.2 million will expire in 2000. No valuation allowance has been provided for the capital loss carryforwards.

NOTE 7. EARNINGS ATTRIBUTABLE TO GENERAL MOTORS CLASS H COMMON STOCK ON A PER SHARE BASIS AND AVAILABLE SEPARATE CONSOLIDATED NET INCOME

     Earnings attributable to General Motors Class H common stock on a per share basis have been determined based on the relative amounts available for the payment of dividends to holders of the GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

     Dividends on the GM Class H common stock are declared by GM's Board of Directors out of the Available Separate Consolidated Net Income of Hughes earned since the acquisition of Hughes Aircraft Company by GM. The Available Separate Consolidated Net Income of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from the acquisition of Hughes Aircraft Company (Earnings Used for Computation of Available Separate Consolidated Net Income), multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million during the fourth quarters of 1995, 1994, and 1993.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

     The denominator used in determining the Available Separate Consolidated Net Income of Hughes is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from Hughes. The GM Board's discretion to make such adjustments is limited by criteria set forth in GM's Certificate of Incorporation. In this regard, the GM Board has generally caused the denominator to decrease as shares are purchased by Hughes, and to increase as such shares are used, at Hughes expense, for Hughes employee benefit plans or acquisitions.

     Dividends may be paid on GM Class H common stock only when, as, and if declared by the GM Board of Directors in its sole discretion. The current policy of the GM Board with respect to GM Class H common stock is to pay cash dividends approximately equal to 35% of the Available Separate Consolidated Net Income of Hughes for the prior year. Notwithstanding the current dividend policy, the dividends paid on the GM Class H Common Stock during 1995, 1994, and 1993 were based on an annual rate higher than 35% of the Available Separate Consolidated Net Income of Hughes for the preceding year.

NOTE 8. PROPERTY -- NET

                                                                     1995          1994
                                                                   --------      --------
                                                                   (DOLLARS IN MILLIONS)
        Land and improvements...................................   $  189.7      $  196.5
        Buildings and unamortized leasehold improvements........    1,293.3       1,291.2
        Machinery and equipment.................................    2,874.2       2,623.8
        Furniture, fixtures, and office machines................      118.3          81.9
        Construction in progress................................      439.9         448.9
                                                                   --------      --------
             Total..............................................    4,915.4       4,642.3
        Less accumulated depreciation...........................    2,244.2       2,047.5
                                                                   --------      --------
        Net real estate, plants, and equipment..................    2,671.2       2,594.8
        Special tools -- less amortization......................       68.0          17.0
                                                                   --------      --------
             Property -- net....................................   $2,739.2      $2,611.8
                                                                   ========      ========

NOTE 9. NOTES AND LOANS PAYABLE AND LONG-TERM DEBT AND CAPITALIZED LEASES

                                                                       1995        1994
                                                                      ------      ------
                                                                         (DOLLARS IN
                                                                          MILLIONS)
        Loans payable to banks.....................................   $ 15.1      $ 17.6
        Current portion of long-term debt..........................      7.2        55.4
        Current portion of GM term loan............................     85.0          --
        Other......................................................    325.2        52.7
                                                                      ------      ------
             Total notes and loans payable.........................   $432.5      $125.7
                                                                      ======      ======
        Foreign bank debt..........................................   $ 53.8      $ 59.8
        Term loans
          GM.......................................................    143.8       143.8
          Other....................................................    150.0       200.0
        Other debt.................................................      2.9         3.9
                                                                      ------      ------
             Total.................................................    350.5       407.5
        Less current portion.......................................     92.2        55.4
                                                                      ------      ------
        Long-term debt.............................................    258.3       352.1
        Capitalized leases.........................................      0.5         1.4
                                                                      ------      ------
             Total long-term debt and capitalized leases...........   $258.8      $353.5
                                                                      ======      ======

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

     At December 31, 1995, Hughes had $450.0 million and $650.0 million of unused credit available under short-term lines of credit and an unsecured revolving credit loan agreement, respectively. The unsecured revolving credit loan agreement provides for a commitment of $650.0 million through January 2000, subject to a facility fee of 0.10% per annum. Borrowings under the agreement bear interest at a rate which approximates the London Interbank Offered Rate plus 0.175%. No amounts were outstanding under the agreement or the short-term lines of credit at December 31, 1995.

     At December 31, 1995, foreign bank debt included $53.8 million denominated in British pounds sterling, bearing interest at rates ranging from 6.1% to 10.3%, with maturity dates from 1996 to 2005.

     The GM term loans bear interest at rates ranging from 5.7% to 6.1%, with maturity dates in 1996 and 1997. The other term loans consisted of notes payable to an insurance company and other investors bearing interest at rates ranging from 7.7% to 8.0%, with maturity dates in 1997.

     Other notes and loans payable included $302.7 million related to the acquisition of Magnavox Electronic Systems Company (see Note 13). The note, which bore interest at a rate of 5.3%, was repaid in full on January 5, 1996.

     Annual maturities of long-term debt and capitalized leases are $92.2 million in 1996, $213.5 million in 1997, $3.9 million in 1998, $4.2 million in 1999, $4.6 million in 2000, and $32.6 million thereafter.

     Property with a net book value of $34.6 million at December 31, 1995 was pledged as collateral under such debt.

NOTE 10. ACCRUED LIABILITIES

                                                                     1995          1994
                                                                   --------      --------
                                                                   (DOLLARS IN MILLIONS)
        Payrolls and other compensation.........................   $  553.2      $  540.2
        Provision for losses on contracts.......................      408.4         277.0
        Accrual for restructuring...............................      115.9         143.3
        Other...................................................      913.4         925.0
                                                                   --------      --------
             Total..............................................   $1,990.9      $1,885.5
                                                                   ========      ========

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

NOTE 11. STOCKHOLDER'S EQUITY

     The authorized capital stock of Hughes consists of 1,000 shares of $0.10 par value common stock. At December 31, 1995, 1994, and 1993, 1,000 shares having an aggregate par value of $100 were issued and outstanding. All of the outstanding capital stock of Hughes is held by General Motors.

                                                                    1995        1994        1993
                                                                  --------    --------    --------
                                                                       (DOLLARS IN MILLIONS)
Capital stock and additional paid-in capital
  Balance at beginning of the year.............................   $6,326.5    $6,323.1    $6,314.7
  Tax benefit from exercise of GM Class H common stock
     options...................................................       11.6         3.4         8.4
                                                                  --------    --------    --------
     Balance at end of the year................................   $6,338.1    $6,326.5    $6,323.1
                                                                  ========    ========    ========
Net income retained for use in the business
  Balance at beginning of the year.............................   $1,743.6    $1,138.2    $  628.4
  Net income...................................................      948.3       925.4       797.8
  Cash dividends paid to General Motors........................     (368.0)     (320.0)     (288.0)
                                                                  --------    --------    --------
     Balance at end of the year................................   $2,323.9    $1,743.6    $1,138.2
                                                                  ========    ========    ========
Minimum pension liability adjustment
  Balance at beginning of the year.............................   $  (76.1)   $ (120.4)   $ (104.3)
  Change during the year.......................................      (32.5)       44.3       (16.1)
                                                                  --------    --------    --------
     Balance at end of the year................................   $ (108.6)   $  (76.1)   $ (120.4)
                                                                  ========    ========    ========
Accumulated foreign currency translation adjustments
  Balance at beginning of the year.............................   $  (18.2)   $  (12.8)   $  (23.8)
  Change during the year.......................................       (9.5)       (5.4)       11.0
                                                                  --------    --------    --------
     Balance at end of the year................................   $  (27.7)   $  (18.2)   $  (12.8)
                                                                  ========    ========    ========

     As sole stockholder of Hughes, GM is able to cause Hughes to pay cash dividends and make advances to or otherwise enter into transactions with GM as GM deems desirable and appropriate. GM reserves the right to cause Hughes to pay cash dividends to GM in such amounts as GM determines are desirable under the then prevailing facts and circumstances. Such amounts may be the same as, greater than, or less than the cash dividends paid by GM on its Class H common stock. There is no fixed relationship, on a per share or aggregate basis, between the cash dividends that may be paid by GM to holders of its Class H common stock and the cash dividends or other amounts that may be paid by Hughes to GM.

NOTE 12. SPECIAL PROVISION FOR RESTRUCTURING

     In 1992, Hughes recorded a special restructuring charge of $1,237.0 million primarily attributable to redundant facilities and related employment costs. The special charge comprehended a reduction of Hughes' worldwide employment, a major facilities consolidation, and a reevaluation of certain business lines that no longer met Hughes' strategic objectives. Restructuring costs of $208.8 million, $228.3 million, and $527.6 million were charged against the reserve during 1995, 1994, and 1993, respectively. In addition, in 1994 and 1993 the restructuring reserve was increased by $35.0 million and $78.0 million, respectively, primarily due to changes in the estimated loss on disposition of two subsidiaries. The remaining liability of $134.4 million relates primarily to reserves for excess facilities and other site consolidation costs. Approximately $119.3 million of this total will require future cash outflows. It is expected that these costs will be expended predominantly over the next two years.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

NOTE 13. ACQUISITIONS AND DIVESTITURES

     In February 1995, Hughes acquired substantially all of the assets of CAE-Link Corporation for $176.0 million in cash. CAE-Link is an established supplier of simulation, training, and technical services, primarily to the U.S. military and NASA. In December 1995, Hughes acquired all of the stock of Magnavox Electronic Systems Company (Magnavox) for $382.4 million, consisting of cash of $70.5 million, a note payable of $302.7 million, and estimated additional amounts to be paid of $9.2 million. Magnavox is a leading supplier of military tactical communications, electronic warfare, and command and control systems. In addition, Hughes acquired several other enterprises with operations that complement existing technological capabilities at aggregate purchase prices, paid in cash, of $63.0 million and $10.4 million in 1995 and 1993, respectively.

     All acquisitions were accounted for using the purchase method of accounting. The operating results of the entities acquired were consolidated with those of Hughes from their respective acquisition dates. These acquisitions did not have a material impact on the operating results of Hughes. The purchase price of each acquisition was allocated to the net assets acquired, including intangible assets, based upon their estimated fair values at the date of acquisition.

     During 1995, Hughes divested several non-strategic enterprises generating aggregate proceeds of approximately $127.2 million and a net loss of approximately $8.2 million, which included the write-off of $30.1 million of purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company. Also in 1995, Hughes recorded a $46.0 million charge for the estimated loss on disposition of a business unit (including $6.0 million related to the write-off of GM purchase accounting adjustments) and completed the divestiture of Hughes LAN Systems, for which a pre-tax charge of $35.0 million was taken in 1994.

NOTE 14. DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     Hughes is a party to financial instruments with off-balance sheet risk in the normal course of business to reduce its exposure to fluctuations in foreign exchange rates. The primary class of derivatives used by Hughes is foreign exchange-forward contracts. These instruments involve, to varying degrees, elements of credit risk in the event a counterparty should default and market risk as the instruments are subject to rate and price fluctuations. Credit risk is managed through the periodic monitoring and approval of financially sound counterparties. Market risk is mitigated because the derivatives are used to hedge underlying transactions. Cash receipts or payments on these contracts normally occur at maturity. Hughes holds derivatives only for purposes other than trading.

     Foreign exchange-forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. Hughes uses these agreements to hedge risk of changes in foreign currency exchange rates associated with certain firm commitments denominated in foreign currency.

     The total notional amount of foreign exchange-forward contracts Hughes held at December 31, 1995 and 1994 was approximately $289 million and $144 million, respectively. Hughes' open contracts extend for periods averaging nine months.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

     In accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments, and SFAS No. 119, Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, the following fair value estimates and information about valuation methodologies are presented. For all financial instruments not described below, fair value approximates book value.

     For notes and loans payable and long-term debt, the estimated fair value (which approximates book value) was $694.9 million and $479.9 million at December 31, 1995 and 1994, respectively. Such fair value is based on the quoted market prices for similar issues or on the current rates offered to Hughes for debt of similar remaining maturities. The carrying value of debt with an original term of less than 90 days is assumed to approximate fair value.

     The fair values of derivative financial instruments reflect the estimated amounts Hughes would receive or pay to terminate the contracts at the reporting date, which takes into account the current unrealized gains or losses on open contracts. The fair value of foreign exchange-forward contracts is estimated based on foreign exchange rate quotes at the reporting date. At December 31, 1995 and 1994, the estimated fair value of open contracts, which were in a net gain position, was $10.7 million and $3.9 million, respectively. No amounts were recorded in the Consolidated Balance Sheet for these contracts in 1995 and 1994.

NOTE 16. SEGMENT REPORTING

     Prior to 1995, Hughes reported its operations in four business segments:
Automotive Electronics, Defense Electronics, Telecommunications and Space, and Commercial Technologies. In connection with organizational changes, effective January 1, 1995, Hughes now reports its operations in three segments: Automotive Electronics, Telecommunications and Space, and Aerospace and Defense Systems. This new segment presentation better reflects Hughes' strategic direction and the manner in which its businesses are managed. All 1994 and 1993 financial data have been restated to reflect the new segment reporting format.

     Hughes operates within the field of modern high-technology electronics for use in Automotive Electronics, Telecommunications and Space, and Aerospace and Defense Systems business segments. Radios, controls for engines and transmissions, navigation and communication systems, monitors and sensors for air bags, controllers for anti-lock brakes, climate control, dashboard instrumentation, vehicle security electronics, and other automotive electronic products are included in the Automotive Electronics segment. The Telecommunications and Space segment includes satellite construction, ownership and operation, communications services, ground equipment, and direct-to-home satellite television entertainment services. The Aerospace and Defense Systems segment includes missile systems, command and control systems, torpedoes and sonar systems, electro-optical systems, airborne radar systems, military training and simulation systems, air traffic control systems, information systems, and guidance and control systems. Intercompany transfers between segments are not material. Information concerning operations by segment is shown on the next page:

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                                                                          AEROSPACE
                                             AUTOMOTIVE     TELECOM.     AND DEFENSE    CORPORATE
                                             ELECTRONICS    AND SPACE      SYSTEMS      AND OTHER      TOTAL
                                             -----------    ---------    -----------    ---------    ---------
                                                                   (DOLLARS IN MILLIONS)
Revenues
  1995....................................    $ 5,561.3     $3,092.7      $ 5,945.4     $   172.4    $14,771.8
  1994....................................      5,221.7      2,596.2        6,023.6         257.9     14,099.4
  1993....................................      4,453.4      2,238.3        6,472.2         353.6     13,517.5
Operating Profit (Loss)(1)
  1995....................................    $   869.0     $  168.2      $   587.1     $   (80.4)   $ 1,543.9
  1994....................................        794.8        250.0          562.7        (100.9)     1,506.6
  1993....................................        624.3        188.6          563.3         (39.9)     1,336.3
Identifiable Assets at Year End(2)
  1995....................................    $ 3,934.0     $4,121.8      $ 7,247.3     $   671.3    $15,974.4
  1994....................................      3,429.8      3,727.8        6,712.0         980.9     14,850.5
  1993....................................      2,748.7      3,070.3        7,322.1         976.0     14,117.1
Depreciation and Amortization(1)
  1995....................................    $   151.4     $  199.3      $   232.9     $    27.5    $   611.1
  1994....................................        142.2        161.8          259.4          30.6        594.0
  1993....................................        146.8        135.0          302.1          43.4        627.3
Capital Expenditures(3)
  1995....................................    $   264.7     $  436.5      $   109.8     $     9.3    $   820.3
  1994....................................        166.4        399.3          159.5          21.1        746.3
  1993....................................        148.2        271.8          131.4          28.6        580.0

- -------------------------
(1) Includes purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company of $123.4 million in 1995 ($21.0 million, $100.9 million, and $1.5 million related to Telecommunications and Space, Aerospace and Defense Systems, and Corporate and Other, respectively) and $123.8 million in 1994 and 1993 ($21.0 million, $100.9 million, and $1.9 million related to Telecommunications and Space, Aerospace and Defense Systems, and Corporate and Other, respectively).

(2) Identifiable assets include the unamortized purchase accounting adjustments associated with the purchase of Hughes Aircraft Company as detailed below:

                                                               AEROSPACE
                                                 TELECOM.     AND DEFENSE    CORP. AND
                                                 AND SPACE      SYSTEMS        OTHER       TOTAL
                                                 ---------    -----------    ---------    --------
        1995..................................    $ 489.0      $ 2,348.7       $ 8.1      $2,845.8
        1994..................................      510.0        2,449.6        45.7       3,005.3
        1993..................................      531.0        2,550.5        47.6       3,129.1

(3) Telecommunications and Space includes expenditures related to telecommunications and other equipment amounting to $274.6 million, $255.8 million, and $131.1 million in 1995, 1994, and 1993, respectively.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

     A reconciliation of operating profit shown on the previous page to Income before Income Taxes shown in the Consolidated Statement of Income and Available Separate Consolidated Net Income follows:

                                                                    1995        1994        1993
                                                                  --------    --------    --------
                                                                       (DOLLARS IN MILLIONS)
Operating Profit...............................................   $1,543.9    $1,506.6    $1,336.3
Other Income -- net............................................       57.5        37.1        67.3
Interest Expense...............................................       (7.5)      (15.1)      (33.2)
                                                                  --------    --------    --------
     Income before Income Taxes................................   $1,593.9    $1,528.6    $1,370.4
                                                                  ========    ========    ========

     Export sales from the U.S. were as follows:

                                                                    1995        1994        1993
                                                                  --------    --------    --------
                                                                       (DOLLARS IN MILLIONS)
Africa.........................................................   $   25.4    $   25.8    $   28.2
Asia...........................................................      948.9       758.2       593.4
Canada.........................................................      861.8       876.3       820.7
Europe.........................................................      929.4       678.6       503.1
Mexico.........................................................      143.4        96.9       122.9
Other Latin America............................................       76.0        90.3        68.3
Middle East....................................................      327.0       370.1       404.4
                                                                  --------    --------    --------
     Total.....................................................   $3,311.9    $2,896.2    $2,541.0
                                                                  ========    ========    ========

NOTE 17. COMMITMENTS AND CONTINGENT LIABILITIES

     Hughes signed agreements in 1995 to procure commercial satellite launches, a significant number of which are expected to be used in connection with satellites ordered by outside customers. The agreements provide for launches beginning in 1998 and also contain options for additional launch vehicles. The total amount of the commitment, which is dependent upon the number of options exercised, market conditions, and other factors, is in excess of $1 billion.

     In December 1994, Hughes entered into an agreement with Computer Sciences Corporation (CSC) whereby CSC provides a significant amount of the non-automotive data processing services required by Hughes. Baseline service payments to CSC are expected to aggregate approximately $1.5 billion over the term of the eight-year agreement. The contract is cancelable by Hughes with substantial early termination penalties.

     Minimum future commitments under operating leases having noncancelable lease terms in excess of one year, primarily for real property and satellite transponders, aggregating $2,010.3 million, are payable as follows: $232.3 million in 1996, $198.5 million in 1997, $174.3 million in 1998, $172.7 million in 1999, $165.6 million in 2000, and $1,066.9 million thereafter. Certain of these leases contain escalation clauses and renewal or purchase options. Rental expenses under operating leases were $257.9 million in 1995, $306.2 million in 1994, and $296.3 million in 1993.

     Hughes and its subsidiaries are subject to potential liability under government regulations and various claims and legal actions which are pending or may be asserted against them. The aggregate ultimate liability of Hughes and its subsidiaries under these government regulations, and under these claims and actions, was not determinable at December 31, 1995. In the opinion of management of Hughes, such liability is not expected to have a material adverse effect on Hughes' consolidated operations or financial position.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONCLUDED

     In 1973, Hughes Aircraft Company filed a lawsuit against the U.S. Government in the U.S. Court of Claims for infringement of a patent utilized in the design of satellites (the "Williams Patent"). In late 1983, the U.S. Court of Appeals ruled that the patent was valid and that the Government had infringed the patent. In June 1994, the U.S. Court of Claims issued a decision awarding Hughes damages of $114 million. Both parties to the lawsuit have appealed the judgment, with Hughes asserting that the award did not adequately compensate it for damages suffered. In the opinion of the management of Hughes, there is a reasonable possibility that this matter could be resolved in the near term. While no amount has been recorded in Hughes' financial statements pending the outcome of the case, resolution could result in a gain that would be material to the financial statements.

NOTE 18. SUBSEQUENT EVENT

     In January 1996, Hughes and DIRECTV, a wholly-owned subsidiary of Hughes, reached a tentative agreement with AT&T wherein AT&T is to market and distribute DIRECTV entertainment service and DSS(R) equipment. In addition, AT&T agreed to acquire a 2.5% equity interest in DIRECTV for $137.5 million, with options to increase its ownership interest, under certain conditions. These transactions are subject to completion of definitive agreements and regulatory approvals.

                                    * * * *

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                            SUPPLEMENTAL INFORMATION

SELECTED QUARTERLY DATA (UNAUDITED)

                                                           1ST         2ND         3RD         4TH
                                                         --------    --------    --------    --------
                                                                     (DOLLARS IN MILLIONS
                                                                  EXCEPT PER SHARE AMOUNTS)
1995 QUARTERS
Revenues..............................................   $3,578.8    $3,723.6    $3,441.3    $4,028.1
                                                         ========    ========    ========    ========
Income before income taxes............................   $  403.3    $  436.3    $  310.6    $  443.7
Income taxes..........................................      165.4       178.8       121.6       179.8
                                                         --------    --------    --------    --------
Net income............................................   $  237.9    $  257.5    $  189.0    $  263.9
                                                         ========    ========    ========    ========
Earnings used for computation of available separate
  consolidated net income.............................     $268.9      $288.4      $256.1      $294.4
Average number of shares of General Motors Class H
  common stock outstanding (in millions)..............       94.2        95.4        95.9        96.5
Class H dividend base (in millions)...................      399.9       399.9       399.9       399.9
Available separate consolidated net income............     $ 63.3      $ 68.8      $ 61.4      $ 71.1
                                                         ========    ========    ========    ========
Net earnings attributable to General Motors Class H
  common stock on a per share basis...................      $0.67       $0.72       $0.64       $0.74
                                                         ========    ========    ========    ========
Stock price range of General Motors Class H common
  stock
     High.............................................     $41.75      $41.63      $42.75      $50.00
     Low..............................................     $33.25      $37.75      $39.13      $39.50
1994 QUARTERS
Revenues..............................................   $3,587.3    $3,535.9    $3,354.5    $3,621.7
                                                         ========    ========    ========    ========
Income before income taxes............................   $  477.3    $  400.6    $  361.4    $  289.3
Income taxes..........................................      195.8       164.2       148.2        64.6
                                                         --------    --------    --------    --------
Income before cumulative effect of accounting
  change..............................................      281.5       236.4       213.2       224.7
Cumulative effect of accounting change................      (30.4)*        --          --          --
                                                         --------    --------    --------    --------
Net income............................................   $  251.1    $  236.4    $  213.2    $  224.7
                                                         ========    ========    ========    ========
Earnings used for computation of available separate
  consolidated net income.............................     $282.1      $267.3      $244.2      $255.6
Average number of shares of General Motors Class H
  common stock outstanding (in millions)..............       90.6        91.7        92.7        93.3
Class H dividend base (in millions)...................      399.9       399.9       399.9       399.9
Available separate consolidated net income............     $ 64.0      $ 61.3      $ 56.6      $ 59.7
                                                         ========    ========    ========    ========
Earnings attributable to General Motors Class H
  common stock on a per share basis
     Before cumulative effect of accounting change....      $0.78       $0.67       $0.61       $0.64
     Cumulative effect of accounting change...........      (0.08)*        --          --          --
                                                         ---------   --------    --------    --------
     Net earnings attributable to General Motors Class
       H common stock on a per share basis............      $0.70       $0.67       $0.61       $0.64
                                                            =====       =====       =====       =====
Stock price range of General Motors Class H common
  stock
     High.............................................     $40.38      $38.75      $38.00      $37.75

     Low..............................................     $32.63      $31.75      $34.63      $31.00


- -------------------------
* Effective January 1, 1994, Hughes adopted SFAS No. 112. The unfavorable cumulative effect of adopting SFAS No. 112 was $30.4 million, or $6.8 million attributable to GM Class H common stock.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                     SUPPLEMENTAL INFORMATION -- CONCLUDED

SELECTED FINANCIAL DATA

                                       1995          1994          1993          1992          1991
                                     ---------     ---------     ---------     ---------     ---------
                                              (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Revenues...........................  $14,771.8     $14,099.4     $13,517.5     $12,297.1     $11,540.6
Earnings (Loss) used for
  computation of available separate
  consolidated net income (loss)...  $ 1,107.8     $ 1,049.2     $   921.6     $  (921.6)    $   559.4
Average number of shares of General
  Motors Class H common stock
  outstanding (in millions)........       95.5          92.1          88.6          75.3          73.7
Class H dividend base (in
  millions)........................      399.9         399.9         399.9         399.9         399.9
Available separate consolidated net
  income (loss)....................  $   264.6     $   241.6     $   204.5     $  (142.3)    $   104.6
GM Class H cash dividends..........  $    87.9     $    73.8     $    64.1     $    53.3     $    54.3
Dividend payout ratio(1)...........       36.4%         36.0%          N/A          51.0%         33.9%
Earnings (Loss) attributable to
  General Motors Class H common
  stock on a per share basis before
  cumulative effect of accounting
  changes..........................      $2.77         $2.70         $2.30        $(0.11)        $1.26
Earnings (Loss) attributable to
  General Motors Class H common
  stock on a per share basis after
  cumulative effect of accounting
  changes..........................      $2.77         $2.62         $2.30        $(2.29)        $1.39
Capital expenditures(2)............  $   820.3     $   746.3     $   580.0     $   558.5     $   681.3
Cash and cash equivalents..........  $ 1,139.5     $ 1,501.8     $ 1,008.7     $   702.7     $   348.3
Working capital....................  $ 2,502.0     $ 2,695.5     $ 2,165.2     $ 1,692.4     $ 1,548.8
Total assets.......................  $15,974.4     $14,850.5     $14,117.1     $14,209.2     $12,930.8
Long-term debt and capitalized
  leases...........................  $   258.8     $   353.5     $   416.8     $   711.0     $   147.1
Return on equity*(3)...............       11.5%         12.1%         11.3%        (13.9)%         5.3%
Income (Loss) before interest and
  taxes as a percent of
  capitalization(4)................       18.7%         19.0%         18.0%         (2.3)%         8.1%
Pre-tax return on total
  assets(5)........................       10.3%         10.6%          9.7%         (1.8)%         5.2%

- -------------------------
 * Includes favorable (unfavorable) cumulative effect of accounting changes of $(30.4) million in 1994, $(872.1) million in 1992, and $54.4 million in 1991.

(1) GM Class H cash dividends divided by available separate consolidated net income for the prior year.

(2) Includes expenditures related to telecommunications and other equipment amounting to $274.6 million, $255.8 million, $131.1 million, $101.6 million, and $88.3 million in 1995, 1994, 1993, 1992, and 1991, respectively.

(3) Net Income (Loss) divided by average stockholder's equity (General Motors' equity in its wholly-owned subsidiary, Hughes). Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

(4) Income (Loss) before interest and taxes divided by average stockholder's equity plus average debt.

(5) Income (Loss) before Income Taxes divided by average Total Assets.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING AND FINANCIAL REVIEW

     The following discussion excludes purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company (see Supplemental Data beginning on page IV-82).

RESULTS OF OPERATIONS

     REVENUES. Hughes reported record revenues of $14,807.9 million in 1995, a 5.0% increase over 1994. Revenues in 1994 were $14,099.4 million, an increase of 4.3% compared with 1993 revenues of $13,517.5 million. The increases in revenues were largely the result of continued growth in the Automotive Electronics and Telecommunications and Space segments, partially offset by Aerospace and Defense Systems segment revenue declines caused by lower production rates and planned terminations on several defense programs. (Pro forma segment information is presented on page IV-85).

     Automotive Electronics. Revenues in the Automotive Electronics segment continued to increase in 1995 to $5,561.3 million from $5,221.7 million in 1994 and $4,453.4 million in 1993. The growth was primarily attributable to an increase in Hughes-supplied electronic content in GM vehicles produced in North America to $888 in 1995 from $857 in 1994 and $782 in 1993, and an increase in sales to international and non-GM-NAO customers to $841 million in 1995 from $672 million and $603 million in 1994 and 1993, respectively. Revenue growth was also impacted by an increase in GM North American vehicle production of 8% between 1993 and 1994, while vehicle production remained relatively unchanged between 1994 and 1995.

     Telecommunications and Space. Revenues in the Telecommunications and Space segment were $3,092.7 million in 1995, a 19.1% increase over 1994, and $2,596.2 million in 1994, a 16.0% increase over 1993 revenues of $2,238.3 million. The increases were primarily due to the commencement of operations and subscriber growth at DIRECTV(R) and increased sales of satellites, Galaxy(R) satellite transponders, cellular communications equipment and private business networks.

     Aerospace and Defense Systems. Aerospace and Defense Systems segment revenues were $5,945.4 million in 1995, a 1.3% decrease from 1994 revenues of $6,023.6 million. The decline was principally due to lower production rates on several missile programs, partially offset by the additional revenues related to the 1995 acquisition of CAE-Link Corporation. Revenues decreased $448.6 million, or 7.4%, between 1993 and 1994, due largely to the full-year impact of lower production rates and planned terminations on several defense programs.

     Other Income. Included in revenues is other income of $93.6 million, $37.1 million, and $67.3 million for 1995, 1994, and 1993, respectively. 1995 and 1994 included pre-tax charges of $40.0 million and $35.0 million, respectively, for the estimated losses on disposition of certain non-strategic business units. Also included in 1995 was $35.9 million of revenue earned for providing services to GM. The 1993 amount included a gain of $89.7 million on the sale of Hughes' 30% interest in Japan Communications Satellite Company, Inc. and a $55.0 million charge related to the sale of Hughes Rediffusion Simulation Limited (Rediffusion) and related entities.

     OPERATING PROFIT. Operating profit was $1,667.3 million in 1995, $1,630.4 million in 1994, and $1,460.1 million in 1993. Operating profit margins, as a percentage of net sales, were 11.3%, 11.6%, and 10.9% in 1995, 1994, and 1993, respectively. The improvement in profitability over this time period was primarily the result of the continued emphasis on cost reduction efforts, most notably in the Automotive Electronics and Aerospace and Defense Systems segments, and the overall growth in revenues, partially offset by a planned increase in operating expenses associated with DIRECTV.

     Automotive Electronics. Operating profit has increased significantly over the last three years. In 1995, operating profit was $869.0 million compared with $794.8 million in 1994 and $624.3 million in 1993. The improvement in profitability was attributable not only to increased revenues, but also to an aggressive cost reduction program, which has yielded cost savings before inflation of 13.5% in 1995, 11% in 1994, and 10% in

1993. The operating profit margin was 15.9%, 15.4%, and 14.0% in 1995, 1994, and 1993, respectively. Operating profit margins beyond 1995 are not expected to be maintained at the current level due to the potential for reduced auto production volumes, increased pricing pressures, and GM's global sourcing initiatives.

     Telecommunications and Space. Operating profit for 1995 was $189.2 million, a 30.2% decrease from the $271.0 million reported in 1994. The reduction was primarily a result of increased operating expenses associated with the continued expansion of DIRECTV and increased development costs on a geostationary satellite mobile telephony product line. Also contributing to the decline in operating profit were the reduced 1994 construction costs associated with the replacement of a Galaxy satellite, that was destroyed by a launch vehicle failure in August 1992, and 1994 earnings recognized by DIRECTV related to a contract with the National Rural Telecommunications Cooperative. Operating profit in 1994 increased 29.3% from 1993 operating profit of $209.6 million. The improvement in 1994, compared with 1993, was a result of the 1994 events discussed above as well as the sale of additional Galaxy satellite transponders, increased sales at Hughes Network Systems (HNS) relating to cellular communications equipment and services, and increased satellite construction sales, partially offset by higher DIRECTV operating expenses relating to the commencement of service in 1994. Operating profit margins were 6.2% in 1995, 10.3% in 1994, and 9.8% in 1993. After 1995, the Telecommunications and Space segment's operating margins are expected to increase as DIRECTV's subscriber base grows.

     Aerospace and Defense Systems. Operating profit was $688.0 million in 1995 compared with $663.6 million in 1994 and $664.2 million in 1993. The increase between 1995 and 1994 was largely a result of a provision taken in 1994 for certain air traffic control contracts, partly offset by reduced revenues in 1995. Future operating profits could be adversely impacted by further reductions in the U.S. defense budget.

     COSTS AND EXPENSES. Selling, general, and administrative expenses were $1,234.2 million in 1995, $1,018.3 million in 1994, and $929.1 million in 1993.
The increases were primarily due to the commencement of operations and continued expansion of DIRECTV and increased international sales activities at Delco Electronics.

     Interest expense decreased 50.3% in 1995 and 54.5% in 1994 primarily due to a decrease in average debt balances and an increase in the amount of capitalized interest associated with the construction of telecommunications and other equipment.

     The effective income tax rate was 36.8%, 34.7%, and 38.3% in 1995, 1994, and 1993, respectively. The lower effective income tax rate in 1994 resulted from the recognition of capital loss carryforward benefits.

     EARNINGS. Hughes' 1995 earnings were $1,107.8 million, or $2.77 per share of GM Class H common stock, compared with 1994 earnings of $1,049.2 million, or $2.62 per share, and 1993 earnings of $921.6 million, or $2.30 per share. Earnings in 1994 included the unfavorable effect of an accounting change for postemployment benefits. Excluding the accounting change, Hughes' earnings in 1994 would have been $1,079.6 million, or $2.70 per share.

     BACKLOG. The 1995 year-end backlog of $14,929 million increased from $13,210 million at the end of 1994, primarily due to increased satellite orders in the Telecommunications and Space segment. The 1994 year-end backlog remained relatively unchanged from the 1993 value of $13,399 million. A portion of the backlog is subject to appropriation decisions by the U.S. Government subsequent to award. In addition, Hughes' contracts with the U.S. Government are subject to termination by the Government either for its convenience or for default by Hughes. Sales to the U.S. Government may be affected by changes in acquisition policies, budget considerations, changing concepts in national defense, spending priorities, and other factors that are outside of Hughes' control.

     SPECIAL PROVISION FOR RESTRUCTURING. In 1992, Hughes recorded a special charge of $749.4 million (after-tax), for the restructuring of Hughes' operations. The special charge comprehended a reduction of Hughes' worldwide employment, a major facilities consolidation, and a reevaluation of certain business lines that no longer met Hughes' strategic objectives. Restructuring costs of $208.8 million, $228.3 million, and $527.6 million were charged against the reserve during 1995, 1994, and 1993, respectively. In addition, in 1994 and 1993, the restructuring reserve was increased by $35.0 million and $78.0 million, respectively, primarily due to changes in the estimated loss on disposition of two subsidiaries. The remaining liability at December 31, 1995 of $134.4 million relates primarily to reserves for excess facilities and other site consolidation costs. Approximately $119.3 million of this amount will require future cash outflows. It is expected that these costs will be expended predominantly over the next two years.

     ACCOUNTING CHANGES. Effective January 1, 1994, Hughes adopted Statement of Financial Accounting Standards (SFAS) No. 112, Employers' Accounting for Postemployment Benefits. The Statement requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. The unfavorable cumulative effect of this accounting change was $30.4 million after-tax, or $0.08 per share of GM Class H common stock. The charge primarily related to extended disability benefits which are accrued on a service-driven basis.

     NEW ACCOUNTING STANDARDS. In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, Accounting for Stock-Based Compensation, effective for transactions entered into in fiscal years beginning after December 15, 1995. As permitted by SFAS No. 123, Hughes expects to continue to apply its current accounting policy under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and include the necessary disclosures in its 1996 financial statements.

     In March 1995, the FASB issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which is required to be adopted for fiscal years beginning after December 15, 1995. This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The cumulative effect of this accounting change as of January 1, 1996 is not expected to be material.

LIQUIDITY AND CAPITAL RESOURCES

     CASH AND CASH EQUIVALENTS. Cash and cash equivalents were $1,139.5 million at December 31, 1995, a decrease of $362.3 million from December 31, 1994. Operating activities generated cash of $986.2 million as Hughes achieved record earnings. However, cash used to fund capital expenditures, pay dividends to General Motors, and acquire new businesses more than offset the cash generated by operating activities.

     In 1994, cash and cash equivalents increased $493.1 million to $1,501.8 million at December 31, 1994, from $1,008.7 million at December 31, 1993. Operating activities provided net cash of $1,376.8 million in 1994 as Hughes increased earnings while aggressively managing working capital. Additional cash of $200.0 million was generated by the collection of a note receivable from General Motors. Cash was used to fund capital expenditures for property and special tools and telecommunications and other equipment (primarily related to DIRECTV), as well as to pay dividends to General Motors.

     LIQUIDITY MEASUREMENT. As a measure of liquidity, the current ratio (ratio of current assets to current liabilities) was 1.58 at December 31, 1995, 1.76 at December 31, 1994, and 1.61 at December 31, 1993. The decrease from 1994 to 1995 was principally due to the decrease in cash described above and increases in the notes and loans payable balance, primarily caused by a loan related to an acquisition. (See Note 13 to the Consolidated Financial Statements.) The increase in 1994 from 1993 was primarily the result of the increase in cash described above.

     PROPERTY AND EQUIPMENT. Property, net of accumulated depreciation, increased $127.4 million in 1995 while telecommunications and other equipment, net of accumulated depreciation, increased $103.4 million, primarily due to expenditures related to the Galaxy satellite fleet.

     Expenditures for property and equipment were $545.7 million in 1995 compared with $490.5 million and $448.9 million in 1994 and 1993, respectively. Management anticipates that capital expenditures in 1996 will increase approximately $100 million over 1995 and will be financed primarily from cash provided by operating activities.

     Telecommunications and other equipment expenditures were $274.6 million in 1995 compared with $255.8 million and $131.1 million in 1994 and 1993, respectively. Management anticipates that telecommunications and other equipment expenditures in 1996 will decrease approximately $50 million from 1995 and will be financed primarily from cash provided by operating activities.

     Automotive Electronics. Capital expenditures increased to $264.7 million in 1995, compared with $166.4 million in 1994, and $148.2 million in 1993. The increased capital spending in 1995 reflects expenditures for additional program requirements related to new product changes associated with the 1996 model year combined with a decrease in tool bill recoveries. The 1994 increase reflected expenditures for technology upgrades of certain facilities.

     Telecommunications and Space. Capital expenditures, including expenditures related to telecommunications and other equipment, increased to $436.5 million in 1995 from $399.3 million in 1994 and $271.8 million in 1993. The increase in 1995 was due primarily to additions to the Galaxy satellite fleet while the 1994 increase primarily reflected continuing investment in satellite and ground equipment associated with DIRECTV.

     Aerospace and Defense Systems. Capital expenditures in the Aerospace and Defense Systems segment for 1995, 1994, and 1993 were $109.8 million, $159.5 million, and $131.4 million, respectively. The 1995 decrease and the increase in 1994 were due to the high level of expenditures in 1994 related to the consolidation of facilities in an effort to increase the operational efficiencies of manufacturing and engineering activities.

     LONG-TERM DEBT AND CAPITALIZED LEASES. Long-term debt and capitalized leases was $258.8 million at December 31, 1995, a decrease from $353.5 million at December 31, 1994, and $416.8 million at December 31, 1993, reflecting scheduled principal repayments. The ratio of long-term debt and capitalized leases to the total of such debt and pro forma stockholder's equity decreased to 4.4% in 1995 from 6.6% in 1994 and 9.0% in 1993.

     OTHER BALANCE SHEET ITEMS. In evaluating both its pension and retiree medical liabilities, Hughes recognized the impact of the recent decrease in long-term interest rates by decreasing the discount rate used in determining the actuarial present values of the projected benefit obligations. In 1995, the weighted average discount rate for Hughes' non-automotive pension obligations decreased from 8.75% to 7.25% and the weighted average discount rate for Hughes' other postretirement benefits decreased from 8.57% to 7.25%.

     ACQUISITIONS AND DIVESTITURES. In February 1995, Hughes completed the acquisition of CAE-Link Corporation, an established supplier of simulation, training, and technical services, primarily to the U.S. military and NASA, for $176.0 million. In December 1995, Hughes acquired Magnavox Electronic Systems Company, a leading supplier of military tactical communications, electronic warfare, and command and control systems, for $382.4 million. These acquisitions are strategic to Hughes' goal to strengthen market leadership around core competencies in Aerospace and Defense Systems.

     During 1995, Hughes divested several non-strategic enterprises resulting in aggregate proceeds of approximately $127.2 million and a net gain of approximately $21.9 million. Also in 1995, Hughes recorded a $40.0 million charge for the estimated loss on disposition of a business unit and completed the divestiture of Hughes LAN Systems, for which a pre-tax charge of $35.0 million was taken in 1994.

     On December 31, 1993, Hughes completed the sale of Rediffusion and related entities comprising the majority of its commercial aircraft simulation and training equipment business to Thomson-CSF. The sale resulted in a $55.0 million pre-tax charge against earnings, and included Rediffusion's core flight simulation businesses and its U.S. airline marketing support organization.

     STRATEGIC OBJECTIVES AND ALTERNATIVES. In light of the many opportunities for strategic growth in the highly dynamic global telecommunications and automotive electronics industries, and the continuing consolidation of businesses in the defense industry, General Motors and Hughes from time-to-time reevaluate their strategic objectives and consider and hold discussions with third parties concerning a wide variety of possible transactions including acquisitions, divestitures, joint ventures, business combinations or restructurings that could serve to strengthen the businesses of General Motors and Hughes and better enable them to achieve their strategic objectives. In this regard, General Motors and Hughes also from time-to-time review their strategic alternatives, including those relating to the businesses and capital structure of General Motors and Hughes, and their relationship to one another.

     General Motors and Hughes do not currently contemplate that they would enter into any agreement committing them to effect any specific transaction of the type described in the preceding paragraph, nor would they take any strategic action relating to their business or capital structure of the type described in the preceding paragraph, if, in the judgment of General Motors, any of its principal ratings agencies would as a result thereof lower General Motors' credit ratings from the levels which they are at today. Hughes and General Motors do not intend to comment further on any specific discussions that may occur or actions that may be considered until such time, if any, as they determine it is appropriate to do so.

     Statements made herein concerning the ongoing consideration and discussion of transactions and strategic alternatives and the possibility of future action in relation thereto constitute forward-looking information. In the event that any transaction or action of the type described in such statements were to be pursued, it would necessarily be subject to numerous conditions and uncertainties. Accordingly, there can be no assurance that any such action would be pursued or consummated, or if consummated, accomplish the strategic objectives of Hughes or General Motors.

     DIVIDEND POLICY. As discussed in Note 7 to the Consolidated Financial Statements, it is GM's current policy to pay aggregate annual cash dividends on the GM Class H common stock approximately equal to 35% of the Available Separate Consolidated Net Income of Hughes for the prior year. In February 1996, the Board of Directors of GM increased the quarterly dividend on GM Class H common stock from $0.23 per share to $0.24 per share.

     SECURITY RATINGS. Hughes' security ratings are tied to the security ratings of General Motors.

     In October 1995, Standard & Poor's Corporation (S&P) raised Hughes' long-term debt rating from BBB+ to A-. The S&P A- credit rating is the seventh highest within the 10 investment grade ratings available from S&P for long-term debt, based on a strong capability to pay interest and repay principal, although somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories. S&P's rating for Hughes' commercial paper remained unchanged at A-2.

     In May 1995, Moody's Investors Service, Inc. (Moody's) raised the long-term debt rating of Hughes to A3 from Baa1. Moody's defines A3 long-term debt as having "upper-medium grade" quality, whereas the Baa1 rating signifies "medium grade" quality. Moody's rating for Hughes' commercial paper remained unchanged at Prime-2. The rating indicates a strong ability for repayment relative to other issuers.

     Debt ratings by the various rating agencies reflect each agency's opinion of the ability of issuers to repay debt obligations punctually. Lower ratings generally result in higher borrowing costs. A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning organization. Each rating should be evaluated independently of any other rating.

SUPPLEMENTAL DATA

     The Consolidated Financial Statements reflect the application of purchase accounting adjustments as described in Note 1 to the Consolidated Financial Statements. However, as provided in GM's Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization and disposal of these intangible assets associated with GM's purchase of Hughes Aircraft Company amounted to $159.5 million in 1995 and $123.8 million in 1994 and 1993. The 1995 amount included a $36.1 million charge, included in other income, for the write-off of such purchase accounting adjustments related to the disposition of certain non-strategic business units. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1 2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company were $2,845.8 million, $3,005.3 million, and $3,129.1 million at December 31, 1995, 1994, and 1993, respectively.

     In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on the GM Class H common stock is determined, the pro forma data exclude purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                       SUMMARY PRO FORMA FINANCIAL DATA*
              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                                                    YEARS ENDED DECEMBER 31,
                                                               -----------------------------------
                                                                 1995         1994         1993
                                                               ---------    ---------    ---------
                                                                      (DOLLARS IN MILLIONS
                                                                    EXCEPT PER SHARE AMOUNTS)
Total Revenues..............................................   $14,807.9    $14,099.4    $13,517.5
Total Costs and Expenses....................................    13,054.5     12,447.0     12,023.3
                                                               ---------    ---------    ---------
Income before Income Taxes..................................     1,753.4      1,652.4      1,494.2
Income taxes................................................       645.6        572.8        572.6
                                                               ---------    ---------    ---------
Income before cumulative effect of accounting change........     1,107.8      1,079.6        921.6
Cumulative effect of accounting change......................          --        (30.4)          --
                                                               ---------    ---------    ---------
Earnings Used for Computation of Available Separate
  Consolidated Net Income...................................   $ 1,107.8    $ 1,049.2    $   921.6
                                                               =========    =========    =========
Earnings Attributable to General Motors Class H Common Stock
on a Per Share Basis
  Before cumulative effect of accounting change.............       $2.77       $ 2.70        $2.30
  Cumulative effect of accounting change....................          --        (0.08)          --
                                                                   -----       ------        -----
  Net earnings attributable to General Motors Class H Common       $2.77       $ 2.62        $2.30
     Stock..................................................       =====       ======        =====

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                                               DECEMBER 31,
                                                                          ----------------------
                                                                            1995         1994
                                                                          ---------    ---------
                                                                          (DOLLARS IN MILLIONS)
                                ASSETS
Total Current Assets...................................................   $ 6,810.8    $ 6,243.6
Property -- Net........................................................     2,739.2      2,611.8
Telecommunications and Other Equipment -- Net..........................     1,175.1      1,071.7
Intangible Assets, Investments, and Other Assets -- Net................     2,403.5      1,918.1
                                                                          ---------    ---------
Total Assets...........................................................   $13,128.6    $11,845.2
                                                                          =========    =========
                 LIABILITIES AND STOCKHOLDER'S EQUITY
Total Current Liabilities..............................................   $ 4,308.8    $ 3,548.1
Long-Term Debt and Capitalized Leases..................................       258.8        353.5
Postretirement Benefits Other Than Pensions, Other Liabilities, and
  Deferred Credits.....................................................     2,881.1      2,973.1
Total Stockholder's Equity**...........................................     5,679.9      4,970.5
                                                                          ---------    ---------
Total Liabilities and Stockholder's Equity**...........................   $13,128.6    $11,845.2
                                                                          =========    =========

- -------------------------
 * The summary is unaudited and excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

** General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM
   Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                        PRO FORMA SELECTED SEGMENT DATA

                                                                    YEARS ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                1995          1994          1993
                                                              --------      --------      --------
                                                                     (DOLLARS IN MILLIONS)
AUTOMOTIVE ELECTRONICS
Revenues...................................................   $5,561.3      $5,221.7      $4,453.4
Revenues as a percentage of Hughes Revenues................       37.6%         37.0%         32.9%
Net Sales..................................................   $5,479.7      $5,170.6      $4,451.0
Operating Profit(1)........................................      869.0         794.8         624.3
Operating Profit Margin(2).................................       15.9%         15.4%         14.0%
Identifiable Assets at Year-End............................   $3,934.0      $3,429.8      $2,748.7
Depreciation and Amortization..............................      151.4         142.2         146.8
Capital Expenditures.......................................      264.7         166.4         148.2

TELECOMMUNICATIONS AND SPACE
Revenues...................................................   $3,092.7      $2,596.2      $2,238.3
Revenues as a percentage of Hughes Revenues................       20.9%         18.4%         16.6%
Net Sales..................................................   $3,075.8      $2,633.8      $2,135.8
Operating Profit(1)........................................      189.2         271.0         209.6
Operating Profit Margin(2).................................        6.2%         10.3%          9.8%
Identifiable Assets at Year-End............................   $3,632.8      $3,217.8      $2,539.3
Depreciation and Amortization..............................      178.3         140.8         114.0
Capital Expenditures(3)....................................      436.5         399.3         271.8

AEROSPACE AND DEFENSE SYSTEMS
Revenues...................................................   $5,945.4      $6,023.6      $6,472.2
Revenues as a percentage of Hughes Revenues................       40.2%         42.7%         47.9%
Net Sales..................................................   $5,899.7      $6,007.3      $6,442.9
Operating Profit(1)........................................      688.0         663.6         664.2
Operating Profit Margin(2).................................       11.7%         11.0%         10.3%
Identifiable Assets at Year-End............................   $4,898.6      $4,262.4      $4,771.6
Depreciation and Amortization..............................      132.0         158.5         201.2
Capital Expenditures.......................................      109.8         159.5         131.4

CORPORATE AND OTHER
Operating Loss(1)..........................................   $  (78.9)     $  (99.0)     $  (38.0)
Identifiable Assets at Year-End............................      663.2         935.2         928.4

- -------------------------
Certain amounts for 1994 and 1993 have been reclassified to conform with 1995 classifications.

 * The summary is unaudited and excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

(1) Net Sales less Total Costs and Expenses other than Interest Expense.

(2) Operating Profit as a percentage of Net Sales.

(3) Includes expenditures related to telecommunications and other equipment amounting to $274.6 million, $255.8 million, and $131.1 million, respectively.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                 SUMMARY PRO FORMA FINANCIAL DATA* -- CONCLUDED
                       PRO FORMA SELECTED FINANCIAL DATA

                                                               YEARS ENDED DECEMBER 31,
                                                  --------------------------------------------------
                                                   1995       1994       1993       1992       1991
                                                  ------     ------     ------     ------     ------
                                                    (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Operating profit (loss).........................  $1,667     $1,630     $1,460     $ (194)    $  800
Income (Loss) before income taxes and cumulative
  effect of accounting changes..................  $1,753     $1,652     $1,494     $ (127)    $  795
Earnings (Loss) used for computation of
  available separate consolidated net income
  (loss)**......................................  $1,108     $1,049     $  922     $ (922)    $  559
Average number of GM Class H dividend base
  shares(1).....................................   399.9      399.9      399.9      399.9      399.9
Stockholder's equity**..........................  $5,680     $4,971     $4,199     $3,562     $4,841
Dividends per share of GM Class H common
  stock.........................................   $0.92      $0.80      $0.72      $0.72      $0.72
Working capital.................................  $2,502     $2,696     $2,165     $1,692     $1,549
Operating profit (loss) as a percent of net
  sales.........................................    11.3%      11.6%      10.9%      (1.6)%      7.0%
Pre-tax income (loss) as a percent of net
  sales.........................................    11.9%      11.8%      11.1%      (1.0)%      6.9%
Net income (loss) as a percent of net sales**...     7.5%       7.5%       6.9%      (7.6)%      4.9%
Return on equity**(2)...........................    20.8%      22.9%      23.7%     (21.9)%     11.9%
Income (Loss) before interest and taxes as a
  percent of capitalization(3)..................    29.8%      32.9%      33.1%      (1.3)%     15.3%
Pre-tax return on total assets(4)...............    14.0%      14.5%      13.6%      (1.2)%      8.5%

- -------------------------
 * The summary is unaudited and excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

** Includes favorable (unfavorable) cumulative effect of accounting changes of $(30.4) million in 1994, $(872.1) million in 1992, and $54.4 million in 1991.

(1) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 95.5 million in 1995.

(2) Earnings (Loss) used for Computation of Available Separate Consolidated Net Income (Loss) divided by average stockholder's equity (General Motors' equity in its wholly-owned subsidiary, Hughes). Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

(3) Income (Loss) before interest and income taxes divided by average stockholder's equity plus average total debt.

(4) Income (Loss) before Income Taxes divided by average Total Assets.

                                    * * * *